Exhibit 12

ERP OPERATING LIMITED PARTNERSHIP

Computation of Ratio of Earnings to Combined Fixed Charges

($ in thousands)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Income (loss) from continuing operations	$28,031	$(12,823)	$21,053	$(5,937)	$70,458

Interest expense incurred, net	503,828	489,513	489,310	417,357	343,369
Amortization of deferred financing costs	12,794	9,684	10,077	8,042	6,302

Earnings before combined fixed charges and preferred distributions	544,653	486,374	520,440	419,462	420,129

Preference Unit distributions	(14,479)	(14,507)	(22,792)	(37,113)	(49,642)
Premium on redemption of Preference Units	-	-	(6,154)	(3,965)	(4,359)
Preference Interest and Junior Preference Unit distributions	(9)	(15)	(441)	(2,002)	(7,606)
Premium on redemption of Preference Interests	-	-	-	(684)	(4,134)

Earnings before combined fixed charges	$530,165	$471,852	$491,053	$375,698	$354,388

Interest expense incurred, net	$503,828	$489,513	$489,310	$417,357	$343,369
Amortization of deferred financing costs	12,794	9,684	10,077	8,042	6,302
Interest capitalized for real estate and unconsolidated entities under development	34,859	60,072	45,107	20,734	13,701
Amortization of deferred financing costs for real estate under development	3,585	1,986	1,521	46	-

Total combined fixed charges	555,066	561,255	546,015	446,179	363,372

Preference Unit distributions	14,479	14,507	22,792	37,113	49,642
Premium on redemption of Preference Units	-	-	6,154	3,965	4,359
Preference Interest and Junior Preference Unit distributions	9	15	441	2,002	7,606
Premium on redemption of Preference Interests	-	-	-	684	4,134

Total combined fixed charges and preferred distributions	$569,554	$575,777	$575,402	$489,943	$429,113

Ratio of earnings before combined fixed charges to total combined fixed charges (1)	-	-	-	-	-

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions (1)	-	-	-	-	-

(1) For 2009, 2008, 2007, 2006 and 2005, the coverage deficiencies on both ratios approximated $24.9 million, $89.4 million, $55.0 million, $70.5 million and $9.0 million, respectively. All ratios have been reduced due to the disposition of properties which resulted in the inclusion of those properties in discontinued operations for all periods presented. For all periods presented, the ratios have been further reduced due to non-cash depreciation expense and impairment charges and premiums on the redemption of Preference Units and/or Preference Interests. The Operating Partnership was in compliance with its unsecured public debt covenants for all periods presented.